UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.  )


                        Patient Safety Technologies, Inc.
                                (Name of Issuer)

                     COMMON STOCK, par value $0.33 per share
                         (Title of Class of Securities)

                                   70322H 10 6
                                 (CUSIP Number)


                                November 3, 2006
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. 70322H 10 6

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1)    Names  of  Reporting  Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      Charles J. Kalina, III
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2)    Check the Appropriate Box if a Member of a Group                   (a) |_|
      (See Instructions)                                                 (b) |_|

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3)    SEC  Use  Only

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4)    Citizenship or Place of Organization

      United States
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Number  of  Shares  5) Sole  Voting Power         663,750 shares of common stock
Beneficially        ------------------------------------------------------------
Owned  by  Each     6) Shared  Voting  Power      None
Reporting           ------------------------------------------------------------
Person  With        7) Sole  Dispositive  Power   663,750 shares of common stock
                    ------------------------------------------------------------
                    8) Shared  Dispositive  Power None
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9)    Aggregate  Amount Beneficially Owned by Each Reporting Person

      663,750 shares of common stock
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10)   Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
      Certain  Shares  (See  Instructions)                                   |_|

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11)   Percent  of  Class  Represented  by  Amount  in  Item  9

      9.5%
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12)   Type  of  Reporting  Person  (See  Instructions)

      IN
--------------------------------------------------------------------------------

ITEM  1.

(A)   NAME OF ISSUER

      Patient Safety Technologies, Inc.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

      1800 Century Park East, Suite 200
      Los Angeles, CA 90067

ITEM  2.

(A)   NAME OF PERSONS FILING

      Charles J. Kalina, III

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

      93 Grove Street
      Somerville, NJ 08876

(C)   CITIZENSHIP

      United States

(D)   TITLE OF CLASS OF SECURITIES

      Common Stock, par value $0.33 per share

(E)   CUSIP NUMBER

      70322H 10 6

ITEM  3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      Not Applicable

      (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   ___ An investment adviser in accordance with 240.13d-
            1(b)(1)(ii)(E).

      (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM  4.     OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 663,750 shares of Common Stock

      (b)   Percent of class: 9.5% (as of November 3, 2006)

      (c)   Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote: 663,750 shares of common stock

      (ii)  Shared power to vote or to direct the vote: None

      (iii) Sole power to dispose or to direct the disposition of: 663,750 shares of common stock

      (iv)  Shared power to dispose or to direct the disposition of: None

ITEM  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

      Not Applicable

ITEM  6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Note Applicable

ITEM  8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Note Applicable

ITEM  9. NOTICE OF DISSOLUTION OF GROUP

      Note Applicable.

ITEM  10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated: November 14, 2006


                                        By: /s/ Charles J. Kalina, III
                                            ------------------------------------
                                            Name:  Charles J. Kalina, III
                                            Title: Individual